Exhibit (a)(1)(iv)

Offer to Purchase for Cash

By

SOCKET MOBILE, INC.

Of up to 1,250,000 Shares of Its Common Stock

At a Purchase Price not Greater Than $4.25 per Share

Nor Less Than $3.75 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 9, 2018, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

February 2, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile”), to act as Information Agent in connection with its offer to purchase for cash up to 1,250,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $4.25 nor less than $3.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on March 9, 2018, unless the Offer is extended.

After the Expiration Date, Socket Mobile will, upon the terms and subject to the conditions of the Offer, determine a single per Share price, not greater than $4.25 nor less than $3.75 per Share (such purchase price, the “Final Purchase Price”), that it will pay for Shares properly tendered and not properly withdrawn, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Socket Mobile may not purchase all of the Shares tendered at or below the Final Purchase Price if more than 1,250,000 Shares are properly tendered and not properly withdrawn. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. Shares not purchased in the Offer will be returned to the tendering stockholders at Socket Mobile’s expense promptly after the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if more than 1,250,000 Shares (or such greater number of Shares as Socket Mobile may elect to accept for payment, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, Socket Mobile will purchase Shares in the following order of priority: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all their Shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference); (ii) second, from all other stockholders who properly tender Shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional Shares; and (iii) third, only if necessary to permit Socket Mobile to purchase 1,250,000 Shares (or such greater number of Shares as Socket Mobile may elect to accept for payment, subject to applicable law), from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) and who have not properly withdrawn them before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

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Socket Mobile reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the number of Shares sought in the Offer, in each case subject to applicable law. Socket Mobile reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, in each case subject to applicable law.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;
3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and
4.	A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to a number of other terms and conditions. See Section 7 of the Offer to Purchase.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Shares, or a confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City time, on March 9, 2018, by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or (2) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Socket Mobile will not pay any fees or commissions to brokers, dealers other persons (other than fees to the Information Agent and the Depositary, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Socket Mobile will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Socket Mobile, the Information Agent or the Depositary, for purposes of the Offer. Socket Mobile will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares, except as otherwise provided in the Offer to Purchase.

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Any questions or requests for assistance may be directed to us as the Information Agent. Stockholders may call (800) 848-3410 (toll-free); banks and brokers may call collect (212) 269-5550; email: sckt@dfking.com.

Very truly yours,

D.F. King & Co., Inc.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF SOCKET MOBILE, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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